Exhibit 99.1

Aeterna Zentaris Announces CLOSING OF $4.5 Million

Registered Direct Offering PRICED AT-THE-MARKET

CHARLESTON, S.C., February 21, 2020 — Aeterna Zentaris Inc. (NASDAQ: AEZS) (TSX: AEZS) (“Aeterna” or the “Company”), a specialty biopharmaceutical company commercializing and developing therapeutics and diagnostic tests, announced today the closing of its previously announced registered direct offering with several institutional investors in the United States for 3,478,261 common shares, at a purchase price of $1.29375 per share, priced at-the-market under Nasdaq rules. Additionally, the Company issued to the investors unregistered warrants to purchase up to an aggregate of 2,608,696 common shares in a concurrent private placement. The warrants have an exercise price of $1.20 per common share, are exercisable immediately and will expire five and one-half years following the date of issuance. The gross proceeds to the Company from the offering totaled approximately $4.5 million, before deducting placement agent fees and offering expenses.

H.C. Wainwright & Co. acted as the exclusive placement agent for the offering.

Aeterna Zentaris intends to use the net proceeds from the offering for general corporate purposes, which includes, among other purposes, the funding of a pediatric clinical trial in the E.U. and U.S. for Macrilen™ (macimorelin).

The common shares described above (but not the warrants or the common shares underlying the warrants) were offered by Aeterna Zentaris pursuant to a “shelf” registration statement on Form F-3 (File No. 333-232935), which was previously declared effective by the U.S. Securities and Exchange Commission (“SEC”) on August 15, 2019. Such common shares were offered only by means of a prospectus, including a prospectus supplement, forming a part of the effective registration statement.

A final prospectus supplement and the accompanying prospectus relating to the common shares was filed by Aeterna Zentaris with the SEC and may be obtained at the SEC’s website at www.sec.gov. Electronic copies of the final prospectus supplement and accompanying prospectus relating to the registered direct offering may also be obtained by contacting H.C. Wainwright & Co., LLC, 430 Park Avenue, 3rd Floor, New York, NY 10022, by telephone at (646) 975-6996 or by email at placements@hcwco.com.

In approving the offering and listing the common shares issued and issuable thereunder, the Company relied on the exemption set forth in Section 602.1 of the Toronto Stock Exchange (“TSX”) Company Manual available to “Eligible Interlisted Issuers”, since the Company’s common shares are also listed on the NASDAQ Capital Market and had less than 25% of the overall trading volume of its listed securities occurring on all Canadian marketplaces in the twelve months immediately preceding the date on which application was made to TSX to approve the offering.

The warrants described above were offered in a private placement pursuant to an exemption from the Securities Act of 1933, as amended (the “Act”), and along with the common shares issuable upon their exercise, have not been registered under the Act, and may not be offered or sold in the United States absent registration with the SEC or an applicable exemption from such registration requirements.

This press release does not constitute an offer to sell or the solicitation of an offer to buy, nor will there be any sales of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. No Canadian prospectus has been or will be filed in a province or territory of Canada to qualify the common shares or the warrants in connection with the offering.

About Aeterna Zentaris Inc.

Aeterna Zentaris Inc. is a specialty biopharmaceutical company commercializing and developing therapeutics and diagnostic tests. The Company’s lead product, Macrilen™ (macimorelin), is the first and only U.S. FDA and European Commission approved oral test indicated for the diagnosis of adult growth hormone deficiency (AGHD). Macrilen™ is currently marketed in the United States through a license agreement with Novo Nordisk and Aeterna Zentaris receives double-digit royalties on sales. Aeterna Zentaris owns all rights to macimorelin outside of the U.S. and Canada.

Aeterna Zentaris is also leveraging the clinical success and compelling safety profile of macimorelin to develop it for the diagnosis of pediatric growth hormone deficiency (PGHD), an area of significant unmet need.

The Company is actively pursuing business development opportunities for the commercialization of macimorelin in Europe and the rest of the world, in addition to other non-strategic assets to monetize their value. For more information, please visit the Company’s website at www.zentaris.com.

Forward Looking Statements

This press release contains forward-looking statements (as defined by applicable securities legislation) made pursuant to the safe-harbor provision of the U.S. Securities Litigation Reform Act of 1995, which reflect our current expectations regarding future events. Forward-looking statements include those relating to the intended use of proceeds and may include, but are not limited to statements preceded by, followed by, or that include the words “will,” “expects,” “believes,” “intends,” “would,” “could,” “may,” “anticipates,” and similar terms that relate to future events, performance, or our results. Forward-looking statements involve known and unknown risks and uncertainties, including those discussed in this press release and in our Annual Report on Form 20-F, under the caption “Key Information -Risk Factors” filed with the relevant Canadian securities regulatory authorities in lieu of an annual information form and with the U.S. Securities and Exchange Commission. Known and unknown risks and uncertainties could cause our actual results to differ materially from those in forward-looking statements. Such risks and uncertainties include, among others, market and other conditions, our ability to continue as a going concern dependent, in part, on the ability of Aeterna Zentaris to transfer cash from Aeterna Zentaris GmbH to the Canadian parent and U.S. subsidiary and secure additional financing, our now heavy dependence on the success of Macrilen™ (macimorelin) and related out-licensing arrangements and the continued availability of funds and resources to successfully commercialize the product, our ability to continue to list our common shares on the NASDAQ, the ability of Aeterna Zentaris to enter into out-licensing, development, manufacturing and marketing and distribution agreements with other pharmaceutical companies and keep such agreements in effect, reliance on third parties for the manufacturing and commercialization of Macrilen™ (macimorelin), potential disputes with third parties, leading to delays in or termination of the manufacturing, development, out-licensing or commercialization of our product candidates, or resulting in significant litigation or arbitration, and, more generally, uncertainties related to the regulatory process, our ability to efficiently commercialize or out-license Macrilen™ (macimorelin), the degree of market acceptance of Macrilen™ (macimorelin), our ability to obtain necessary approvals from the relevant regulatory authorities to enable us to use the desired brand names for our product, the impact of securities class action litigation or other litigation on our cash flow, results of operations and financial position, our ability to take advantage of business opportunities in the pharmaceutical industry, our ability to protect our intellectual property, the potential of liability arising from shareholder lawsuits and general changes in economic conditions. Investors should consult our quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties. Given these uncertainties and risk factors, readers are cautioned not to place undue reliance on these forward-looking statements. We disclaim any obligation to update any such factors or to publicly announce any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments, unless required to do so by a governmental authority or applicable law.

Investor Contact:

Jenene Thomas

JTC Team

T (US): +1 (833) 475-8247

E: aezs@jtcir.com